SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

April 8, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BlackRock Sustainable Balanced Fund, Inc. (formerly known as BlackRock Balanced Capital Fund, Inc.) (the “Fund”), Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A (File Nos. 2-49007 and 811-2405)

Dear Ms. O’Neal:

On behalf of the Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 83 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on April 8, 2022.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

April 8, 2022

The Amendment also contains the Fund’s responses to the telephonic comments provided by Ms. Deborah O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 17, 2022, regarding the Fund’s Post-Effective Amendment No. 81 to its Registration Statement filed with the Commission on February 3, 2022 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1: Please provide the completed fee table, expense example and performance information for the Fund a week prior to the effectiveness of the Fund’s registration statement.

Response: The completed fee table, expense example and performance information for the Fund were provided supplementally to the Staff on April 1, 2022.

Comment 2: The Staff notes that a footnote to the fee table in the Fund’s Prospectuses explains that BlackRock Advisors, LLC, as investment manager, has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee and in addition has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to BlackRock indirectly through its investment in money market funds managed by BlackRock or its affiliates. Please discuss in correspondence whether any waivers or reimbursements pursuant to these contractual agreements can be recouped by BlackRock Advisors, LLC in subsequent periods.

Response: BlackRock Advisors, LLC may not “recoup” any waivers or reimbursements under the above-referenced contractual agreements for the Fund.

Comment 3: The Staff notes that a footnote to the fee table in the Fund’s Prospectuses explains that Other Expenses have been restated to reflect current fees. Please explain in correspondence why such expenses have been restated.

Response: As reflected in the fee table provided supplementally to the Staff pursuant to Comment 1 above, the Fund’s Other Expenses are expected to remain the same as those reflected in the Fund’s previous prospectus dated January 28, 2022. Accordingly, this footnote has been deleted.

Comment 4: The Staff notes that a footnote to the fee table in the Fund’s Prospectuses explains that Acquired Fund Fees and Expenses have been restated to reflect current fees. Please explain in correspondence why such expenses have been restated.

April 8, 2022

Response: In connection with the upcoming changes to the Fund’s name and principal strategies, the Fund will no longer invest a significant portion of its assets in the Master Total Return Portfolio of Master Bond LLC and the Master Advantage Large Cap Core Portfolio of Master Large Cap Series LLC (together, the “Master Portfolios”). Accordingly, the Fund’s updated fee table will not include the Acquired Fund Fees and Expenses attributable to its investment in the Master Portfolios.

Comment 5: Please advise the Staff how investors were informed of the changes to the Fund’s strategies.

Response: Investors were informed of the changes to the Fund’s strategies by way of a supplement (pursuant to Rule 497) to the Fund’s registration statement that filed on November 19, 2021 and was mailed to investors. Another supplement substantially similar to the November 19, 2021 supplement was filed on February 3, 2022.

Comment 6: The Staff notes that the disclosure states: “Such screening criteria principally includes: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers engaged in the production of tobacco-related products; …” Please clarify what threshold the Fund uses to determine if an issuer is engaged in each of the activities listed in (i), (ii) and (iii).

Response: The Fund has considered the Staff’s comment and respectfully submits that the disclosure in the Prospectuses is appropriate. The Fund notes that any issuer deemed to be engaged in the production of controversial weapons, civilian firearms and tobacco-related products will be screened out of the Fund’s investment universe, to the extent that information and data is available.

Comment 7: The Staff notes that one of the screens included in the Fund’s disclosure is “… (iv) issuers that derive certain revenue from thermal coal generation, unless such issuers either (a) have made certain commitments to reduce climate impact or (b) derive revenue from alternative energy sources, and issuers that derive more than five percent of revenue from thermal coal mining. In addition, the Fund may invest in green bonds of issuers that derive certain revenue from coal generation or issuers that derive more than five percent of revenue from thermal coal mining ….” Please consider clarifying whether such screen is applicable to companies with revenue from thermal coal generation at or above a particular level.

Response: The Fund has considered the Staff’s comment and respectfully submits that the disclosure in the Prospectuses is appropriate. The Fund notes that any issuer deemed to be engaged in thermal coal generation will be screened out of the Fund’s investment universe, to the extent that information and data is available, subject to the two exceptions (a) and (b) noted in the disclosure and subject to the Fund’s disclosure that it can invest in green bonds of issuers that

April 8, 2022

derive certain revenue from thermal coal generation. To provide further clarity, the Fund has revised the disclosure in this paragraph as follows:

“Such screening criteria principally includes: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers engaged in the production of tobacco-related products; (iv) issuers that derive certain revenue from thermal coal generation, unless such issuers either (a) have made certain commitments to reduce climate impact or (b) derive revenue from alternative energy sources, and issuers that derive more than five percent of revenue from thermal coal ~~mining. In addition, the Fund may invest in green bonds of issuers that derive certain revenue from coal generation or issuers that derive more than five percent of revenue from thermal coal~~ mining; (v) issuers that derive more than five percent of revenue from oil sands extraction, unless the Fund is investing in green bonds of such issuers; and (vi) issuers identified by recognized third-party rating agencies as violators of the United Nations Global Compact, which are globally accepted principles covering corporate behavior in the areas of human rights, labor, environment, and anti-corruption. Notwithstanding the foregoing, the Fund may invest in green bonds of issuers that derive certain revenue from thermal coal generation or issuers that derive more than five percent of revenue from thermal coal mining.”

Comment 8: The Staff notes that the Fund includes disclosure such that it generally “seeks to invest in a portfolio of securities that, with respect to certain sectors, in BlackRock’s view, . . . (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to issuers in the Blended Benchmark.” Please consider clarifying what is meant by “better positioned to capture climate opportunities . . . .”

Response: The Fund has considered the Staff’s comment and respectfully submits that the current disclosure in the Prospectuses is appropriate. As noted in the disclosure, Fund management researches and develops various investment insights related to economic transition, which include carbon transition readiness and climate opportunities. Such insights are utilized by Fund management to identify issuers that it believes are better positioned to capture climate opportunities relative to the issuers in the Blended Benchmark.

Comment 9: Please consider revising the Fund’s disclosure to clarify how U.S. government securities will be treated for purposes of the Fund’s ESG criteria.

Response: At this time, the Fund does not anticipate including an ESG-related assessment of its investments in U.S. government securities against those within the Blended Benchmark. The Fund notes that the Prospectuses disclose that its ESG-related assessments are with respect to certain sectors and that the Fund may invest in other sectors that are not included in such assessments. Accordingly, the Fund submits that the current disclosure in the Prospectuses is appropriate.

April 8, 2022

Comment 10: The Staff notes that the risk factors are in alphabetical order. Please change the order of the risk factors so that the most prominent or significant risks of investing in the Fund are listed toward the beginning of the risk factors. Please refer to ADI 2019-08.

Response: The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn

Jessica Holly

Douglas McCormack

Andrew Friedman